FIRST COMMUNITY CORPORATION ANNUAL REPORT

focus

2007

SO THERE YOU ARE, HARD AT WORK ON AN IMPORTANT PROJECT, FOCUSED ON WHAT IS BEFORE YOU. AND SUDDENLY A FLASH OF . . . SOMETHING. A SOUND. A FLASH. A RANDOM THOUGHT. AND THEN ANOTHER. AND BEFORE YOU KNOW IT, YOUR MIND IS OFF ON A JOURNEY OF ITS OWN, WANDERING THROUGH A SPACE AND PLACE THAT HAS NOTHING TO DO WITH THE WORK AT HAND.

In today's multimodal, multidimensional, multimedia, multieverything world, it's easy to see why *functionally distracted* has become the norm for all of us. We are bombarded with layer upon layer of interruption, and in this state of constant stimulation, a simple moment of quiet renders us unable to think.

It happens in the corporate world, as well. Unexpected market fluctuations, new challenges from emerging competitors, the sheer state of perpetual motion (and its increasing speed)—all of these realities, and so many others—cause us to reconsider and reform our strategic plans on a daily basis.

Is this wise? Has this need for speed and adaptation eroded our ability to commit? Have we created, albeit inadvertently, a new market dynamic perpetuated and sustained by action that is reactive, rather than purposeful?

We believe this to be the national story of the year 2007. And our story, amid the chaos, is our steadfast commitment to executing our plan rather than reforming it. Day by day, we worked—with discipline and focus—to get the systems and personnel in place to enter 2008 solidly positioned to serve our customers well, long into the future.

MESSAGE TO SHAREHOLDERS

This is an interesting time to be in business. Turmoil reigns in the housing market, economic conditions are uncertain, and investor angst shifts from sector to sector. We all watch as the stock market swings daily with no clear direction.

And yet as we review our performance in 2007, there is much to celebrate at First Community Bank. Against this backdrop of a slowing economy (and with many questions swirling around the banking industry about overall balance sheet quality), we saw our loan portfolio grow to a record level of $310 million. This is an impressive number, but the next may be more significant: We accomplished this growth while holding net loan charge-offs to only 0.03 percent.

We were able to hold this line for one simple reason. As aggressively as we worked to increase our loan to deposit ratio, our commitment to credit quality never wavered. Of course, this is easy to do when times are good. But it certainly becomes more difficult in a down economy. Loans made in good times can quickly become problems in bad times.

This one example represents so much of the story of 2007. Our strategic plan was built on core values from which we simply will not veer. Rather than looking for short-term gains, we chose to walk a much more difficult path, focusing on long-term investments that had a negative effect on our income statement for the first two quarters of the year.

We did experience a steady increase in quarterly earnings per share, rising from $.22 in first quarter to $.37 in the fourth. Still, we were disappointed in the equity market's lack of recognition of our balance sheet quality and earnings strength. But we continue to focus on those matters that are within our control. We are fully convinced that our plan is sound and will continue to drive us to higher financial performance and shareholder value. Our confidence in this is best demonstrated by the increased cash dividend and the authorization of additional shares to be repurchased by the Corporation. Both of these announcements, which were made in January of 2008, serve as indicators of our past success, as well as our confidence in the future.

As always, we remain committed to First Community Bank's fundamental core values—integrity and quality in all that we do, a passion for the customer experience, and a deep respect for one another.

JAMES C. LEVENTIS
CHAIRMAN

MICHAEL C. CRAPPS
PRESIDENT AND CEO



A plan born of growth.

From our founding in 1995, the business philosophy of First Community Bank has been *smart and steady*. We believed it prudent that we visualize the outcome; set a course; take measured steps. Along the way, we kept our eyes open for opportunities for growth and expansion—all the while working every day to strengthen core competencies. Our intention was clear: when an opportunity was right, we would be ready.

It has been a model of success. So much so, in fact, that First Community Bank experienced four years of unprecedented growth. We more than doubled our total assets, ending 2007 at $565.6 million. Our banking offices dot the Midlands' landscape, numbering 11 and covering more than 750 square miles, stretching from Camden to Gilbert to Newberry. And since 2004, the number of employees who are part of the FCB family has increased from 77 to 144.

As we planned for 2007, it was clear significant growth had created momentum (and new opportunity) for First Community Bank. We were well positioned to charge ahead, ride the wave, cut a path through a dynamic marketplace. But could we do this and maintain our distinctive brand? Our style of banking had been defined by a commitment to our customers—a promise we had delivered for 11 years by customizing the banking experience to meet the unique needs of each community. Could we capitalize on the opportunities at hand AND remain true to this at-the-heart-of-it-all core value?

Our board of directors and our management team recognized the honest (and somewhat less exciting) answer was *no*. To deliver on this promise most fully, we had to pause, strengthen from within, and plan for long-term rather than short-term return. Our earnings would be negatively impacted in the early quarters of the year, we knew. But if we stayed on course—if we resisted the temptation to respond to constantly changing conditions and pressures—the numbers would begin to turn. By the third and fourth quarters of 2007, pro formas indicated, the investment would begin to pay off. We would enter 2008 from a position of real strength.

And so our Big Story of 2007 was not growth, but discipline.

We committed to a year-long strategic plan that kept our focus on two key areas: infrastructure and people.

STRATEGIC FOCUS ONE:

Identify processes to become more efficient and crisp

Completed in mid-2006, our new Administration Center provides the "space" we need as we look to the future. It features 27,000 square feet of centralized banking operations and functions as the true epicenter of all 11 First Community banking offices. With construction complete, we were ready to turn our attention to our next major focus: improving efficiency while maintaining, or enhancing, the personal customer experience for which our bank is known.

We began with a thorough examination of all First Community Bank systems. Where were efforts duplicated? How could we maximize our utilization of technology? What tasks could be streamlined? Working with industry experts, the detailed study revealed opportunities for greater efficiencies throughout our organization, and we began to implement their recommendations across the board.

With a one-time cost of $230,000, this consulting project resulted in a significant financial return on investment —approximately $700,000 on an annualized basis.

STRATEGIC FOCUS TWO:

Continue, and enhance, our customer service culture

However, streamlining the "process" did not represent any intent to constrict the customer relationship. On the contrary, we continued our investment in retail bankers, an initiative launched in 2006 with the specific purpose of enhancing the First Community Bank in-branch experience. We are pleased to now have retail bankers in nearly all banking offices, overseeing customer interactions and providing enthusiastic leadership to our associates.

The addition of retail bankers has had other positive effects, as well. In 2007, we were able to place a greater emphasis on recruiting and training. The people in our banking offices are truly the face of First Community, and we know our first order of business in hiring is to find people (as we like to say) "whose mamas taught them to be nice." When the inner smile is there, when there is a genuine love of life and of providing service to others, we can take care of the rest.

STRATEGIC FOCUS THREE:

Grow the loan portfolio to achieve a higher loan/deposit ratio

Ask nearly anybody about First Community Bank and they'll tell you we've got "one hundred million dollars to loan to local businesses." That was the heart of our advertising message in 2007 and we took it to the airwaves in a big way, with the most significant television buy in our history. The focus on growing loans, and its subsequent marketing program, worked. The portfolio grew at an even faster rate than our previous (record-setting) year, increasing by $35.9 million (13.1 percent) to reach $310.0 million. This resulted in a loan-to-deposit ratio growth from 66.3 percent to 76.4 percent by year-end.

This growth is remarkable by any measure, but it is particularly significant given the fact that we maintained our high loan quality standards. We experienced net charge-offs of loans of only 0.03 percent and held strong with nonperforming assets to total assets of only 0.22 percent. Both of these ratios are exemplary in the industry and are a point of real success in the underwriting of the portfolio by our lending staff. We are equally proud that this serves as a testimony to the quality of our First Community Bank customers.

STRATEGIC FOCUS FOUR:

Grow core deposits

Our activity in the deposit arena was another major focus for us in 2007. While interest rates declined during the third and fourth quarters of the year, deposit pricing remained stubbornly high. We chose to maintain a disciplined deposit pricing strategy, not relying on irrational pricing levels to lure fickle shoppers. Instead, our focus continues to be on building long-term relationships that are of value to our customers rather than acquiring short-term cash. The result was a flat year in total deposits, with a renewed commitment to achieving growth in overall core banking relationships.

STRATEGIC FOCUS FIVE:

Identify additional source(s) of non-interest income

In 2007, we placed an emphasis on growing non-interest income. Our focus yielded positive results, increasing non-interest income by $617,000, or 14.0 percent. Additionally, our teams worked to identify new lines of business that would be consistent with our core values and of value to our customers. We have narrowed our focus to several significant opportunities, and we look forward to continued progress in this initiative.



Isn't it great when a plan comes together?

Going in, we knew the first two quarters of 2007 would be difficult. The investments we made in infrastructure and personnel had a significant (albeit short-term) effect on our income statement. Add to this an inverted yield curve, an unstable economy, and a stock market with little faith in the financial sector, and it's easy to see why our earnings per share were negatively impacted in the first half of the year.

But we had a plan, we executed that plan, and when the year ended, we were well positioned. Net income increased 13.3 percent, from $3,501,000 in 2006 to $3,965,000 in 2007. Fully diluted earnings per share (EPS) grew by 10 percent from $1.10 to $1.21. This is significant, but the real story is in the quarterly EPS progression as the plan came to fruition. On a linked quarter basis, EPS increased from the first quarter of 2007 at $.22 per share to $.27 per share in the second quarter. In the third quarter, the benefits of the investments we made became apparent with earnings at $.35 per share. In the fourth quarter, earnings reached $.37 per share. Earnings per share had rebounded at record levels.

We are entering 2008 with great momentum and from a position of strength. Investments have been made; infrastructure is in place; our people are on board and ready to go. Clearly, we are expecting great things.

But in years to come, as we look back over the colorful history of this financial institution, we who were a part of it will remember 2007 as The Great Year. It's the year we did the work, the year we made tough calls and then stuck to the plan, resisting the urge to redirect when a distraction appeared.

We thank you for your belief in First Community, and we look forward to all that is to come as we march full speed ahead into tomorrow.

2007 FINANCIAL INFORMATION

PAGE NINE: selected financial data

PAGE TEN: consolidated balance sheets

PAGE ELEVEN: consolidated statements of income

PAGES TWELVE/THIRTEEN: letters from registered CPA

PAGE FOURTEEN: directors and officers

PAGE FIFTEEN: shareholder and stock information

ASSETS, LOANS AND DEPOSITS

(IN MILLIONS)


$600
$500
$400
$300
$200
$100
0
Total Assets (in millions)
Total Loans (in millions)
Total Deposits (in millions)
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

NET INCOME

(IN MILLIONS)


$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
0
- $0.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

SELECTED FINANCIAL DATA

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31,				
	2007	2006	2005	2004	2003
OPERATIONS STATEMENT DATA:					
Net interest income	$ 15,290	$ 14,323	$ 12,994	$ 9,596	$ 7,648
Provision for loan losses	492	528	329	245	167
Non-interest income	5,017	4,401	3,298	1,774	1,440
Non-interest expense	14,125	13,243	11,838	7,977	6,158
Income taxes	1,725	1,452	1,032	963	965
Net income	$ 3,965	$ 3,501	$ 3,093	$ 2,185	$ 1,797
PER SHARE DATA:					
Net income diluted[1]	$ 1.21	$ 1.10	$ 1.04	$ 1.09	$ 1.08
Cash dividends	0.27	0.23	0.20	0.20	0.19
Book value at period end[1]	19.93	19.36	17.82	18.09	12.21
Tangible book value at period end[1]	10.67	10.05	8.34	8.19	11.74
BALANCE SHEET DATA:					
Total assets	$ 565,613	$ 548,056	$ 467,455	$ 455,706	$ 215,029
Loans	310,028	275,189	221,668	186,771	121,008
Securities	175,258	176,523	176,372	196,026	58,954
Deposits	405,854	414,941	349,604	337,064	185,259
Shareholders' equity	63,996	63,208	50,767	50,463	19,509
Average shares outstanding[1]	3,234	3,097	2,847	1,903	1,590
PERFORMANCE RATIOS:					
Return on average assets	0.72%	0.68%	0.67%	0.76%	0.88%
Return on average equity	6.23%	6.12%	6.12%	8.00%	9.49%
Return on average tangible equity	11.83%	12.69%	13.33%	10.39%	9.94%
Net interest margin	3.21%	3.27%	3.30%	3.72%	4.02%
Dividend payout ratio	21.95%	20.35%	18.35%	17.39%	16.81%
ASSET QUALITY RATIOS:					
Allowance for loan losses to period end total loans	1.14%	1.17%	1.22%	1.48%	1.41%
Allowance for loan losses to non-performing assets	286.06%	688.44%	487.54%	1,250.68%	1,757.73%
Non-performing assets to total assets	.22%	.09%	.12%	.03%	.04%
Net charge-offs (recoveries) to average loans	.06%	.13%	.19%	.13%	(.01%)
CAPITAL AND LIQUIDITY RATIOS:					
Tier 1 risk-based capital	13.66%	13.48%	13.24%	12.91%	13.21%
Total risk-based capital	14.61%	14.40%	14.12%	13.86%	14.42%
Leverage ratio	9.31%	9.29%	9.29%	8.51%	8.87%
Equity to assets ratio	11.31%	11.53%	10.86%	9.60%	9.07%
Average loans to average deposits	73.45%	64.83%	59.81%	61.00%	63.33%

[1] Adjusted for the June 30, 2001 5 percent stock dividend and the February 28, 2002 5-for-4 stock split.

CONSOLIDATED BALANCE SHEETS

	YEAR ENDED DECEMBER 31,	
	2007	**2006**
ASSETS:		
Cash and due from banks	$ 9,439,159	$ 10,021,781
Interest-bearing bank balances	48,196	47,786
Federal funds sold and securities purchased under agreements to resell	4,194,276	17,745,404
Investment securities – available-for-sale	160,908,253	165,826,683
Investment securities – held-to-maturity (market value of $6,509,148 and $5,746,448 at December 31, 2006 and 2005, respectively)	6,316,570	6,488,796
Trading securities	2,876,086	-
Other investments, at cost	5,156,595	4,207,795
Loans	310,028,490	275,188,567
Less, allowance for loan losses	3,530,328	3,214,624
Net loans	306,498,162	271,973,943
Property, furniture and equipment – net	19,701,466	20,960,332
Bank owned life insurance	9,919,728	9,606,657
Goodwill	27,761,219	27,761,219
Core deposit intangible	1,983,280	2,652,917
Other assets	10,809,810	10,762,430
Total assets	$ 565,612,800	$ 548,055,743
LIABILITIES:		
Deposits:		
Non-interest bearing demand	$ 79,508,510	$ 73,676,415
NOW and money market accounts	88,038,360	114,842,382
Savings	24,272,030	26,134,834
Time deposits less than $100,000	122,435,709	120,049,735
Time deposits $100,000 and over	91,599,759	80,238,041
Total deposits	405,854,368	414,941,407
Securities sold under agreements to repurchase	23,334,200	19,472,580
Federal Home Loan Bank advances	49,299,478	29,757,545
Federal Home Loan Bank advances, at fair value	1,532,541	-
Junior subordinated debt	15,464,000	15,464,000
Other borrowed money	190,386	148,886
Other liabilities	5,942,207	5,063,674
Total liabilities	501,617,180	484,848,092
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; none issued and outstanding		
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 3,211,011 in 2007 and 3,264,608 in 2006	3,211,011	3,264,608
Additional paid in capital	48,616,512	49,695,346
Retained earnings	14,564,054	12,033,065
Accumulated other comprehensive income	(2,395,957)	(1,785,368)
Total shareholders' equity	63,995,620	63,207,651
Total liabilities and shareholders' equity	$ 565,612,800	$ 548,055,743

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,		
	2007	2006	2005
INTEREST INCOME:			
Loans, including fees	$ 22,243,261	$ 18,612,615	$ 13,607,962
Investment securities – available-for-sale	7,892,720	7,554,554	7,233,836
Investment securities – held-to-maturity	433,142	336,373	230,676
Other short-term investments	386,423	741,406	271,276
Total interest income	30,955,546	27,244,948	21,343,750
INTEREST EXPENSE:			
Deposits	11,794,273	9,828,817	5,743,340
Securities sold under agreement to repurchase	1,118,867	804,532	275,738
Other borrowed money	2,752,878	2,288,344	2,330,252
Total interest expense	15,666,018	12,921,693	8,349,330
Net interest income	15,289,528	14,323,255	12,994,420
Provision for loan losses	491,975	528,124	328,679
Net interest income after provision for loan losses	14,797,553	13,795,131	12,665,741
NON–INTEREST INCOME:			
Deposit service charges	2,722,224	2,390,053	1,462,111
Mortgage origination fees	407,102	450,437	361,856
Commission on sale of non-deposit products	356,478	321,308	229,888
Gain (loss) on sale of securities	49,438	(68,962)	188,419
Gain on early extinguishment of debt	-	159,416	124,436
Fair value gain (loss) adjustments	167,547	67,658	37,898
Other	1,314,640	1,080,997	893,309
Total non-interest income	5,017,429	4,400,907	3,297,917
NON–INTEREST EXPENSE:			
Salaries and employee benefits	7,300,976	6,886,509	6,292,239
Occupancy	1,159,831	945,561	807,258
Equipment	1,270,358	1,240,943	1,245,577
Marketing and public relations	458,750	329,173	337,481
Amortization of intangibles	669,637	636,529	594,741
Other	3,265,862	3,203,899	2,561,091
Total non-interest expense	14,125,414	13,242,614	11,838,387
NET INCOME BEFORE TAX:	5,689,568	4,953,424	4,125,271
Income taxes	1,724,980	1,452,225	1,032,600
Net income	$ 3,964,588	$ 3,501,199	$ 3,092,671
BASIC EARNINGS PER COMMON SHARE	$ 1.23	$ 1.13	$ 1.09
DILUTED EARNINGS PER COMMON SHARE	$ 1.21	$ 1.10	$ 1.04

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Community Corporation
Lexington, South Carolina

We have audited the accompanying consolidated balance sheets of First Community Corporation and subsidiary (the Company), as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income(loss), and cash flows for the years then ended. Such consolidated financial statements and our report thereon dated March 20, 2008, expressing an unqualified opinion (which are not presented herein), are included in the First Community Corporation, 2007 Report on Form 10K. These accompanying consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income for the years then ended, is fairly stated, in all material respects, in relation to the basic consolidated financial statements from which it has been derived.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Community Corporation
Lexington, South Carolina

I have audited the consolidated statement of income of First Community Corporation, as of December 31, 2005. Such consolidated financial statement and my report thereon dated January 13, 2006, expressing an unqualified opinion (which are not presented herein), are included in the First Community Corporation, 2005 Report on Form 10K. The accompanying consolidated financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on such consolidated financial statement in relation to the complete consolidated financial statements.

In my opinion, the information set forth in the accompanying consolidated statement of income as of December 31, 2005, is fairly stated, in all material respects, in relation to the basic consolidated financial statements from which it has been derived.

Clifton D. Bodiford

Clifton D. Bodiford
Certified Public Accountant
Columbia, South Carolina
January 13, 2006

DIRECTORS

Richard K. Bogan, MD, FCCP
Chairman, Chief Medical Officer
SLEEPMED, Inc.

Thomas C. Brown
Owner and President
T.C.B. Enterprises of SC, Inc.

Chimin J. Chao
President
Chao and Associates, Inc.

Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
First Community Bank

Hinton G. Davis
Consultant
Davis-Garvin Agency, Inc.
Capital City Insurance Company, Inc.

Anita B. Easter
Principal
Greenleaf Enterprises

O.A. Ethridge, DMD
Pediatric Dentist, Retired

George H. Fann, Jr., DMD
General Dentistry

J. Thomas Johnson
Vice Chairman of the Board
First Community Corporation
First Community Bank

W. James Kitchens, Jr.
Certified Public Accountant
The Kitchens Firm, P.A.

James C. Leventis
Chairman of the Board
First Community Corporation
First Community Bank

Alex Snipe
President
Glory Communications

Roderick M. "Rick" Todd, Jr.
Attorney & Counselor at Law

Loretta R. Whitehead
Consultant
EXIT Real Estate

Mitchell M. Willoughby
Partner
Willoughby and Hoefer, P.A.

Directors Emeritus
William L. Boyd, III
Robert G. Clawson
Broadus Thompson

EXECUTIVE OFFICERS

FIRST COMMUNITY CORPORATION

James C. Leventis
Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

FIRST COMMUNITY BANK

James C. Leventis
Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

Robin D. Brown
Senior Vice President
Marketing/Human Resources

J. Ted Nissen
Senior Vice President
Group Executive

Harry A. Deith
Vice President
Commercial Lender

SHAREHOLDER INFORMATION

ANNUAL MEETING
The annual meeting of shareholders will be held at
11:00 am, Wednesday May 21, 2008:
South Carolina State Museum
Vista Room
301 Gervais Street
Columbia, SC 29201

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

10K/FINANCIAL INFORMATION
Copies of First Community Corporation's Annual Report to the Securities and Exchange Commission form 10K, and other information may be obtained from:
Joseph G. Sawyer
First Community Corporation
Post Office Box 64
Lexington, South Carolina 29071

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Elliott Davis, LLC
1901 Main Street
Suite 1650
Columbia, South Carolina 29201

STOCK INFORMATION

First Community Corporation's common stock is traded on the NASDAQ Capital Market under the trading symbol "FCCO." The following is a summary of stock prices for the company. These prices have been adjusted for all stock splits and stock dividends.

	2007			2006		
	HIGH	LOW	DIVIDENDS PAID	HIGH	LOW	DIVIDENDS PAID
1Q	$ 18.99	$ 16.52	$ 0.06	$ 19.63	$ 17.75	$ 0.05
2Q	$ 17.85	$ 16.57	$ 0.07	$ 18.79	$ 17.11	$ 0.06
3Q	$ 16.66	$ 14.53	$ 0.07	$ 18.32	$ 16.62	$ 0.06
4Q	$ 16.18	$ 12.00	$ 0.07	$ 18.75	$ 16.50	$ 0.06

All outstanding shares of our common stock are entitled to share equally in dividends from funds legally available when, and if, declared by the board of directors. We expect comparable dividends to be paid to the shareholders for the foreseeable future. Notwithstanding the foregoing, the future dividend policy of the company is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions. In addition, our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from First Community Bank, N.A. A national bank may only pay dividends out of its net profits then on hand, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for the year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

FIRST COMMUNITY CORPORATION
Lexington, South Carolina 29072

END